SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the

Securities Exchange Act of 1934

For the month of May, 2005

Bennett Environmental Inc.

(Translation of registrant’s name into English)

000-30946

(Commission File Number)

Suite 208, 1540 Cornwall Road, Oakville ON L6J 7W5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bennett Environmental Inc.
(Registrant)

Date: May 24, 2005	By:	/s/ Allan G. Bulckaert
	Name:	Allan G. Bulckaert
	Title:	President and Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description
99.1	Press Release dated May 20, 2005

Exhibit 99.1

BENNETT
ENVIRONMENTAL INC.	FOR IMMEDIATE RELEASE

BENNETT ENVIRONMENTAL ANNOUNCES LABOUR CHANGES

Oakville, Ontario, May 20, 2005 - Bennett Environmental Inc. today announced labour changes at its facilities in Saint Ambroise, Quebec and Belledune, New Brunswick.

Récupère Sol Inc. (“RSI”), Saint Ambroise, Quebec - In late April 2005 RSI began its annual compliance test and is awaiting the full results of these tests which the Company expects to receive during the first week of June 2005. In order to minimize operating costs and effective today RSI has shutdown its operations and laid off 24 employees as it awaits these test results prior to processing the 4,000 tonnes of inventory that it currently has on hand. RSI hopes to re-open for processing by the second week of June 2005.

Bennett Environmental New Brunswick Inc. (“BEI”), Belledune, New Brunswick - Construction on Bennett’s Thermal Oxidizer in Belledune, New Brunswick is now complete. In November and December of 2004, BEI underwent tests with clean soil as a first step in achieving its operating permit from the Department of Environment and Local Government (“DELG”). Over the course of the winter and spring of 2005, BEI completed the commissioning of the facility and is now awaiting the procurement of contaminated soils from New Brunswick so that it can undergo its compliance test. Once those tests have been analyzed by the DELG and have demonstrated that BEI complies with its draft operating permit, the DELG is expected to issue an operating permit.

Negotiations are currently underway to secure 4,000 tonnes of contaminated soil from New Brunswick so that it can begin its compliance test at the Belledune facility.

Effective immediately and given that the construction and commissioning are now complete, BEI has decided to lay off 11 employees while it awaits delivery of contaminated soil necessary for the compliance test.

About Bennett Environmental Inc.

Bennett Environmental Inc. is a North American leader in high temperature treatment services for the remediation of contaminated soil and has provided thermal solutions to contamination problems throughout Canada and the US. Bennett Environmental’s technology provides for the safe, economical and permanent solution to contaminated soil. Independent testing has consistently proven that the technology operates well within the most stringent criteria in North America.

Bennett Environmental is listed on the Toronto Stock Exchange (Trading Symbol “BEV”) and the American Stock Exchange (Trading Symbol “BEL”). For information, please visit the Bennett Environmental website at www.bennettenv.com, or contact Al Bulckaert President & CEO at the Oakville office at (905) 339-1540.